UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Epiq Systems, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

26882D109

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26882D109

1.	Names of Reporting Persons P2 Capital Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,780,000

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,780,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,780,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.1%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 26882D109

1.	Names of Reporting Persons P2 Capital Master Fund I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 563,521

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 563,521

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 563,521

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.6%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 26882D109

1.	Names of Reporting Persons P2 Capital Master Fund VI, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,216,479

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,216,479

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,216,479

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.5%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 26882D109

1.	Names of Reporting Persons Claus Moller

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Denmark

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,780,000

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,780,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,780,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.1%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Epiq Systems, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 501 Kansas Avenue, Kansas City, Kansas 66105

Item 2.
	(a)	Name of Person Filing P2 Capital Partners, LLC
	(b)	Address of Principal Business Office or, if none, Residence P2 Capital Partners, LLC, Attn: Jason Carri, 590 Madison Avenue, 25th Floor, New York, NY 10022
	(c)	Citizenship Delaware
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 26882D109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 1,780,000 shares
(b) Percent of class: 5.1%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 0
(ii) Shared power to vote or to direct the vote 1,780,000
(iii) Sole power to dispose or to direct the disposition of 0
(iv) Shared power to dispose or to direct the disposition of 1,780,000**

** No transaction entered into by a Reporting Person directly caused a Reporting Person’s aggregate share of the Issuer’s Common Stock to exceed the 5% threshold for Schedule 13G purposes.  The 5% threshold was crossed as a result of the Issuer repurchasing its own Shares.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Item 8.	Identification and Classification of Members of the Group

Item 9.	Notice of Dissolution of Group

Item 10.	Certification

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2014

P2 CAPITAL MASTER FUND I, L.P.			P2 CAPITAL MASTER FUND VI, L.P.

	By:	P2 Capital Partners, LLC,		By:	P2 Capital Partners, LLC,
		as Investment Manager			as Investment Manager

By:		s/Claus Moller	By:		s/Claus Moller
		Name: Claus Moller			Name: Claus Moller
		Title: Managing Member			Title: Managing Member

P2 CAPITAL PARTNERS, LLC			CLAUS MOLLER

	By:	s/Claus Moller			s/Claus Moller
Name: Claus Moller
Title: Managing Member

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).